December 19, 2012
VIA EDGAR AND EMAIL

Jennifer Thompson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Re:      Southern Union Company
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 8, 2012
File No. 1-06407
Dear Ms. Thompson:
This letter responds to the comments Southern Union Company (the “Company”) received from the United States Securities and Exchange Commission (the “SEC”) by letter dated December 5, 2012 regarding the above-referenced filings.
We hope this letter is responsive to your comments and requests for information as it is the Company's goal to address the comments in a manner that is acceptable to the SEC staff.
Our responses utilize the same captions contained in the SEC's letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the SEC's corresponding comment.
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Condensed Consolidated Statements of Comprehensive Income (Loss), page 7
Note 3. ETE Merger and Pending Holdco Transaction, page 11
SEC Comment #1. We note in your response to prior comment 3 in our letter dated November 1, 2012 that the vesting of all outstanding equity awards accelerated immediately prior to the effective time of the merger transaction with Energy Transfer Equity LP (ETE). Given the premise that predecessor financial statements depict the results up to and just prior to consummation of a business combination, please provide more insight into the analysis performed and authoritative accounting guidance relied upon when concluding that the unrecognized compensation expense related to the accelerated vesting of outstanding equity awards prior to the consummation of the merger should not be recorded within the predecessor period
Company Response:
We are not aware of authoritative guidance which clarifies the acquiree's accounting and reporting under these circumstances. To determine the Company's accounting treatment of the outstanding equity awards that vested upon the change in control, we analogized to the guidance in ASC 805-20-55-50 and 55-51. The guidance in those paragraphs states that a liability that will be triggered by the consummation of a business combination shall be recognized when the business combination is consummated, not prior. By analogy, we concluded that costs resulting from the consummation of the business combination should not be recognized in the period preceding the business combination.
SEC Comment #2. We have reviewed your response to prior comment 3 in our letter dated November 1, 2012 noting that the cash and ETE common units issued to settle your vested awards was accounted for as consideration transferred in the merger. Please tell us why the fair value of the cash and common units issued by ETE was not compared to the fair value of your vested awards in determining whether or not any excess fair value transferred should be recorded as post-combination compensation expense in either your or ETE's financial statements. See, by analogy, ASC 805-30-55-10 and 805-30-55-17 through -18 and tell us, if applicable, why you believe such principles should not be applied to your transaction.
Company Response:
We applied the provisions of ASC 805-30-55-10 and 805-30-55-17 through 55-18. The conversion to ETE common units or cash was based on the per-share common unit or cash consideration, as specified in the merger agreement. We determined that, with respect to certain of the vested awards, only an immaterial amount of excess fair value existed that should be recorded as post-combination compensation expense in either Southern Union's or ETE's financial statements, and, with respect to the remainder of the vested awards, no excess fair value existed.
Conclusion:
In providing the foregoing responses to your comment letter, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
We trust this letter satisfactorily addresses your comments and requests for information. We would like to reiterate that the Company's goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

/s/ Martin Salinas, Jr.
Martin Salinas, Jr.
Chief Financial Officer

Cc:    Tom Mason
Robert M. Kerrigan, III
Gerrad Heep, Grant Thornton LLP